FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                October 01 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re:  Statement re Suspension
                                     dated  01 October 2003


Exhibit No. 1

1 October 2003


            BRITISH ENERGY PLC ("British Energy" or " the Company")


British Energy announces that it is in the process of signing restructuring agreements with certain of its significant creditors, the Secretary of State for Trade and Industry and others. Pending execution of these agreements, the Company has requested a temporary suspension of its ordinary and 'A' shares and bonds, namely the GBP109,861,000 5.949% Guaranteed Bonds due 2003,the GBP163,444,000 6.077% Guaranteed bonds due 2006 and the GBP134,586,0006.202%
Guaranteed bonds due 2016. A further announcement incorporating details of the conditions of the restructuring agreements will be made later today.


For further information please contact:

Andrew Dowler                    020 7831 3113
Financial Dynamics

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 01 2003                     BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations